August 24, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sarah Sidwell

Re:	Acceleration Request of Nautilus, Inc.

Registration Statement on Form S-1 (File No. 333-274051)

Dear Ms. Sidwell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nautilus, Inc. (the “Company”) hereby requests that the effective date for the Company’s Registration Statement on Form S-1 (File No. 333-274051) (the “Registration Statement”) be accelerated so that it will be declared effective at 4:30 p.m. (EDT) on Monday, August 28, 2023, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, King & Spalding LLP, by calling Keith Townsend at (404) 572-3517.

*    *     *    *

Very truly yours,

NAUTILUS, INC.

By:	/s/ Alan Chan
Alan Chan
Chief Legal Officer and Secretary

cc:	Keith M. Townsend

(King & Spalding LLP)